Exhibit 99.1

Bragg Gaming Group Announces Private Placement With Participation from Insiders and Drayton International’s Matt Davey

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

TORONTO & LAS VEGAS--(BUSINESS WIRE)—June 1, 2026--Bragg Gaming Group (NASDAQ:BRAG; TSX:BRAG) (“Bragg” or the “Company”), a leading iGaming content and platform technology solutions provider, today announced that it expects to issue, by way of a non- brokered private placement, up to 751,445 subscription receipts (the “Subscription Receipts”) at a price of US$1.73 per Subscription Receipt for aggregate gross proceeds of up to approximately US$1,300,000 (the “Offering”). The issue price of US$1.73 per Subscription Receipt is based on the closing price of the common shares of the Company (the “Shares”) on the Nasdaq Stock Market LLC (the “Nasdaq”) on May 29, 2026.

Upon the satisfaction of the Release Conditions (as defined herein), each Subscription Receipt will be automatically exchanged, without any further action or payment of any additional consideration therefor, subject to adjustments, for one Share and one non-transferable common share purchase warrant (a “Warrant”). Each Warrant will be exercisable into one Share (a “Warrant Share”) for a period of 36 months (the “Warrant Expiry Date”) from the closing of the Transaction (as defined herein) at an exercise price of US$2.16 per Warrant Share, subject to acceleration as described below.

The Subscription Receipts and the aggregate gross proceeds are subject to escrow release conditions (the “Release Conditions”) including the completion or satisfaction of all material conditions precedent to the Company’s previously announced acquisition of all of the issued and outstanding securities of Drayton International (the “Transaction”).

In the event that the volume weighted average price of the Shares on the Toronto Stock Exchange (the “TSX”) (or such other Canadian stock exchange on which the Shares are listed for trading) equals or exceeds a price that is 25% above the Warrant Exercise Price for 15 consecutive trading days, then Bragg, in its sole discretion, may accelerate the Warrant Expiry Date by issuing a press release (a “Warrant Acceleration Press Release”) and, in such case, the Warrant Expiry Date will be deemed to be 5:00 p.m. (Toronto time) on the 30th day following the issuance of the Warrant Acceleration Press Release. Any Warrant not exercised prior to the expiry of such 30-day notice period shall be forfeited and cancelled without compensation.

The net proceeds from the Offering will primarily be used for general corporate and working capital purposes. The Subscription Receipts, Shares, Warrants and the Shares issuable upon exercise of the Warrants upon conversion will be subject to a statutory hold period in Canada of four months and one day after the closing of the Offering and will also be “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act of 1933, as amended (the “1933 Act”), and may not be transferred or resold other than in compliance with an exemption or exclusion from the registration requirements of the 1933 Act.

Closing of the Offering is expected to occur on or about June 19, 2026 (the “Closing Date”). The Offering is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and stock exchange approvals, including the approval of the TSX and the Nasdaq, and such further restrictions as may apply under foreign securities laws.

Each subscriber in the Offering shall, as a condition of receiving Shares and Warrants, enter into a lock-up deed (or equivalent undertaking) pursuant to which they shall not, directly or indirectly, sell, transfer, dispose of, or otherwise deal in their Shares, Warrants or Shares issuable upon the exercise of the Warrants, for up to four months following closing of the Transaction.

Insider Participation

In connection the Offering, (i) Robbie Bressler, Chief Financial Officer of the Company, intends to subscribe for up to 86,705 Subscription Receipts; (ii) Morten Tonnesen, Chief Operating Officer of the Company, intends to subscribe for up to 57,803 Subscription Receipts; and (iii) Thomas Winter, a director of the Company, intends to subscribe for up to 57,803 Subscription Receipts. The insider participation in the Offering constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), for which the Company is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to sections 5.5(a) and 5.7(1)(a) thereof, as neither the fair market value of the securities to be issued to the insiders under the Offering nor the consideration to be paid by the insiders exceeds 25% of the Company’s market capitalization, in each case as determined under MI 61-101.

Furthermore, renowned gaming entrepreneur Matt Davey, Founder and Chairman of gaming- oriented investment fund, Tekkorp Capital, intends to subscribe for up to 115,607 Subscription Receipts. As previously announced, the Company intends to appoint Mr. Davey as Non-Executive Chairman of its board of directors upon completion of the Transaction. Upon completion of the Transaction and Offering, Mr. Davey is expected to hold approximately 10% of the issued and outstanding Shares on a non-diluted basis.

This press release is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities being offered have not been registered under the 1933 Act, and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements and applicable U.S. state securities laws.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a leading iGaming content and platform technology solutions provider serving online casino, sports betting and lottery operators with its proprietary, exclusive and aggregated casino games content, and its cutting-edge player account management (“PAM”) and player engagement technology. Bragg Studios offer high- performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a selection of exclusive titles from carefully selected casino games studio partners under the Powered by Bragg program. Games built on Bragg’s remote games server (“RGS”) technology are distributed via the Bragg HUB content delivery platform and are available exclusively to Bragg customers. Bragg’s powerful, modular PAM technology powers multiple leading iGaming brands and is supported by expert in-house managed, operational, and marketing services. Online casino games and products delivered via the Bragg HUB, either exclusively or from Bragg’s extensive aggregated casino games portfolio, is managed from a single back-office, with a cutting-edge data platform, and Bragg’s award- winning Fuze™ player engagement toolset. Bragg is licensed, certified, or otherwise approved and operational in over 30 regulated iGaming markets globally, including in the U.S., Canada, LatAm and Europe.

Cautionary Statement Regarding Forward-Looking Information

This news release contains “forward-looking statements” or “forward-looking information” within the meaning of applicable Canadian securities laws (together “forward-looking statements”), including, without limitation, statements with respect to the terms and conditions of the Offering; the use of proceeds of the Offering; the Closing Date; the receipt of regulatory approvals including the approval of the TSX and the Nasdaq; the Transaction; the expected subscribers in the Offering; the expected appointment of Mr. Davey as Non-Executive Chairman of the Company’s board of directors; and the shareholdings of Mr. Davey. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

All forward-looking statements contained in this news release reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the Company’s financial resources and liquidity; the regulatory regime governing the business of the Company; the operations of the Company; the products and services of the Company; the Company’s customers; the growth of the Company’s business; meeting minimum listing requirements of the stock exchanges on which the Shares trade; the integration of technology; the anticipated size and/or revenue associated with the gaming market globally; the assumption that a definitive acquisition agreement with respect to the Transaction will be entered into on terms consistent with the binding letter of intent; the assumption that all customary closing conditions to the Transaction will be satisfied (including the approval of the listing of Shares to be issued on the TSX and the Nasdaq).

Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; the risk that the Company may not enter into a definitive acquisition agreement in connection with the Transaction; the risk that the Transaction or the Offering may not close on the anticipated timelines or at all (including the approval of the listing of the Shares to be issued on the TSX and the Nasdaq); risks related to the dilution to existing shareholders from the issuance of; risks associated with gaming regulatory approvals, licensing requirements and compliance in multiple jurisdictions; risks related to the integration of Drayton’s assets, technology and personnel; risks related to reliance on third-party platforms, including BetMakers’ ADW offering, and the risk that such platforms may not perform as expected or may not be available on anticipated terms; risks associated with general economic conditions; risks related to the Company’s management; adverse industry events; future legislative and regulatory developments, including changes to gaming regulations in the United States, Canada, Brazil and other jurisdictions; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favorable terms; realization of growth estimates; income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; changes in customer demand; disruptions to the Company’s technology network, including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; and risks related to health pandemics and the outbreak of communicable diseases. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws. The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

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Contacts

For Bragg media enquiries or interview requests, please contact:

press@bragg.group

For Bragg investor enquiries, please contact:

Stephen Kilmer

+1 (646)-274-3580 or stephen.kilmer@bragg.group